UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2020

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

EXHIBITS

Exhibit Number

1	Announcement dated October 21, 2020 in respect of Key Financial and Performance Indicators for the First Three Quarters of 2020.

2.	Announcement dated October 21, 2020 in respect of Operational Statistics for September 2020.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: October 22, 2020

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Key Financial and Performance Indicators for the First Three Quarters of 2020

In the first three quarters of 2020, facing challenges such as market saturation, keen market competition and the novel coronavirus outbreak, the Group proactively responded to the challenges and took precise measures to prevent and control the pandemic. Through pushing forward the comprehensive digital transformation and innovating communications service offerings, the Group turned adversity into opportunities. Meanwhile, the Group continued to deepen the execution of the strategy of focus, innovation and cooperation, building on China Unicom’s “Five New” establishment to advance the depth of mixed-ownership reform, consistently improving business development.

The key unaudited financial data in the period were as follows:

•	Total service revenue amounted to RMB 207,349 million, up by 4.4% year-on-year.

•

Mobile service revenue amounted to RMB 116,539 million, down by 1.0% year-on-year. The rate of decline substantially narrowed as compared to the full year of 2019. In the single third quarter of 2020, mobile service revenue further improved with an increase of 2.5% year-on-year.

•	Industry Internet revenue amounted to RMB 32,656 million, up by 34.4% year-on-year.

•	EBITDA[1] amounted to RMB 73,700 million, up by 0.8% year-on-year.

•	The profit attributable to the equity shareholders of the Company amounted to RMB 10,824 million, up by 10.2% year-on-year.

To enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2020.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards)

Unit: RMB millions

	For the nine months ended 30 September
	2020	2019
Total service revenue	207,349	198,532
Sales of telecommunications products	18,006	18,588

Revenue	225,355	217,120
Interconnection charges	(7,901)	(8,737)
Depreciation and amortisation	(62,436)	(62,504)
Network, operation and support expenses	(33,851)	(31,508)
Employee benefit expenses	(41,232)	(38,197)
Costs of telecommunications products sold	(17,429)	(19,154)
Selling and marketing expenses	(22,465)	(25,705)
General, administrative and other operating expenses	(28,778)	(20,674)
Finance costs	(1,286)	(1,615)
Interest income	1,033	933
Share of net profit of associates	1,120	1,007
Share of net profit of joint ventures	438	514
Other income – net	1,213	859

Profit before income tax	13,781	12,339
Income tax expenses	(2,904)	(2,497)

Profit for the period	10,877	9,842

Profit attributable to:
Equity shareholders of the Company	10,824	9,823

Non-controlling interests	53	19

	As at 30 September 2020	As at 31 December 2019
Total assets	570,624	562,499
Total liabilities	244,949	241,744

Total equity	325,675	320,755

Business Data

	As at 30 September 2020/ For the period from 1 January 2020 to 30 September 2020	As at 30 September 2019/ For the period from 1 January 2019 to 30 September 2019
Mobile billing subscribers (Million) [2]	309.182	324.729
of which 4G subscribers (Million) [2]	266.449	251.145
Net addition/(loss) of mobile billing subscribers (Million) [2]	(9.293)	9.693
of which net addition/(loss) of 4G subscribers (Million) [2]	12.683	31.220
Mobile handset data traffic (Billion MB)	27,288.8	22,857.6
Mobile voice usage (Billion Minutes)	459.7	562.2
Fixed-line broadband subscribers (Million)	86.558	84.445
Net addition/(loss) of fixed-line broadband subscribers (Million)	3.080	3.565
Fixed-line local access subscribers (Million)	48.234	54.247
Net addition/(loss) of fixed-line local access subscribers (Million)	(5.981)	(1.652)

In the first three quarters of 2020, facing challenges such as market saturation, keen market competition and the novel coronavirus outbreak, the Group proactively responded to the challenges and took precise measures to prevent and control the pandemic. Through pushing forward the comprehensive digital transformation and innovating communications service offerings, the Group turned adversity into opportunities. Meanwhile, the Group continued to deepen the execution of the strategy of focus, innovation and cooperation, building on China Unicom’s “Five New” establishment to advance the depth of mixed-ownership reform, consistently improving business development. In the first three quarters of 2020, the Group’s total service revenue amounted to RMB 207,349 million, up by 4.4% year-on-year. The Group’s EBITDA1 amounted to RMB 73,700 million, up by 0.8% year-on-year. EBITDA as a percentage of service revenue was 35.5%. The profit attributable to the equity shareholders of the Company amounted to RMB 10,824 million, up by 10.2% year-on-year.

In mobile business, led by value-oriented operation, the Group had proactively adjusted the development priority of mobile business since the second half of last year. Adhered to self-discipline on rational and orderly competition, customer acquisition cost was rigorously controlled, while the subscriber quality was improved. Leveraging the centralised IT system of the entire network, the Group promoted the synergetic operation of online-offline omni-channels to improve marketing efficiency. It effectively achieved 5G network “co-build co-share” and stepped up 5G customer acquisition in a paced and targeted manner, introducing consumption upgrade through 5G innovative applications. In the first three quarters of 2020, mobile billing subscribers2 registered a net loss of 9.29 million, reaching a total of 309 million. Mobile billing subscriber ARPU increased by 2.6% year-on-year to RMB 41.6. Mobile service revenue amounted to RMB 116,539 million, down by 1.0% year-on-year. The rate of decline substantially narrowed as compared to the full year of 2019. Benefiting from the active and effective adjustment of the mobile business priority, the Group’s mobile business development quality gradually improved. In the single third quarter of 2020, mobile service revenue further improved with an increase of 2.5% year-on-year.

In fixed-line broadband business, the pandemic prompted a rising demand of broadband network deployment and speed upgrade. The Group adhered to rational and disciplined competition. It actively leveraged the comprehensive advantages of high speed, rich content and top-notch service, and advanced the promotion of smart home products to drive the growth in broadband access and other related businesses. In the first three quarters of 2020, fixed-line broadband subscribers registered a net addition of 3.08 million, reaching a total of 86.56 million. Fixed-line broadband access revenue amounted to RMB 32,096 million, up by 3.7% year-on-year.

In innovative businesses, the “New Infrastructure” policy and the pandemic further boosted demand for digitisation, cyberisation and intelligent transformation of the economy and society. The Group seized the opportunity, especially by focusing on key areas such as smart city, digital government, smart healthcare and industrial Internet, to proactively leverage its resource advantages and deepen the promotion of industry cooperation, accelerating the cultivation of 5G+ vertical industry applications and the integrated innovative development. It deepened business cooperation with strategic investors and industry leaders, with a number of JVs established, creating powerful alliance and synergising edges. By strengthening the proprietary capabilities and focusing on platform-based capabilities, product standardisation, research and development centralisation, and proprietary delivery capabilities, the Group accelerated the development of proprietary capabilities and promotion of proprietary products, enabling the digital transformation of government and enterprise customers. In the first three quarters of 2020, revenue from industry Internet business amounted to RMB 32,656 million, up by 34.4% year-on-year. Driven by the rapid growth of the innovative businesses, the Group’s fixed-line service revenue reached RMB 89,057 million, up by 12.9% year-on-year.

In the first three quarters of 2020, interconnection charges decreased by 9.6% year-on-year mainly due to the decline in interconnection voice traffic. Network, operation and support expenses increased by 7.4% year-on-year mainly due to growth in charges for the use of premises and equipment as well as towers. The Group continued to deepen the reform of incentive systems and strengthen performance-linked incentives while at the same time stepping up recruitment of talents in innovative business to boost new energy for innovative development. Employee benefit expenses increased by 7.9% year-on-year. The costs of telecommunications products sold decreased by 9.0% year-on-year mainly benefitting from strengthened value management and lower sales of telecommunications products. During the period, the Group actively transformed its business model to rigorously control customer acquisition cost, driving selling and marketing expenses to decrease by 12.6% year-on-year to RMB 22,465 million. General, administrative and other operating expenses increased by 39.2% year-on-year mainly due to the increasing costs associated with the rapid growth of ICT business and more technical support spending for innovative businesses.

Going forward, the Group will continue to deepen the strategy of focus, innovation and cooperation. It will assure stable development of the fundamental businesses, strengthen the core capabilities of government and enterprise business, and enhance the momentum of innovative business, thereby ensuring steady corporate growth. Meanwhile, the Group will advance the depth of mixed-ownership reform, and capitalise on the differentiated advantages to promote transformation and enhance capabilities in business, channel, network, IT support, and resources allocation. The Group will also leverage comprehensive digitalisation to promote the modernisation of governance and strive to achieve the high-quality and healthy development.

Caution Statement

The Board wishes to remind shareholders of the Company and investors that the above financial and business data are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The Company’s shareholders and investors are cautioned not to unduly rely on such data. In the meantime, the Company’s shareholders and investors are advised to exercise caution in dealing in the securities of the Company.

By order of the Board
China Unicom (Hong Kong) Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 21 October 2020

Note 1: EBITDA represents profit for the period before finance costs, interest income, share of net profit of associates, share of net profit of joint ventures, other income-net, income tax expenses, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Company. However, it is a non-GAAP financial measure which does not have a standardised meaning and therefore may not be comparable to similar measures presented by other companies.

Note 2: Mobile business data includes 5G subscribers.

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Fushen, Zhu Kebing and Fan Yunjun
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Operational Statistics for September 2020

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) discloses the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of September 2020.

Operational statistics for the month of September 2020 were as follows:

September 2020
MOBILE BUSINESS:

Aggregate Number of Mobile Billing Subscribers[1]	309.182 million
Net Addition of Mobile Billing Subscribers for the Month[1]	0.514 million
Cumulative Net Loss of Mobile Billing Subscribers for the Year[1]	(9.293) million

Of which:
Aggregate Number of 4G Subscribers[1]	266.449 million
Net Addition of 4G Subscribers for the Month[1]	2.468 million
Cumulative Net Addition of 4G Subscribers for the Year[1]	12.683 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	86.558 million
Net Addition of Fixed-Line Broadband Subscribers for the Month	0.738 million
Cumulative Net Addition of Fixed-Line Broadband Subscribers for the Year	3.080 million

Aggregate Number of Local Access Subscribers	48.234 million
Net Loss of Local Access Subscribers for the Month	(0.994) million
Cumulative Net Loss of Local Access Subscribers for the Year	(5.981) million

Note 1: Mobile business data includes 5G subscribers.

1

For the first nine months of 2020, while facing challenges such as market saturation, keen market competition and the novel coronavirus outbreak, the Company upheld self-discipline on rational and orderly competition. It strengthened differentiated and Internet-oriented operation, while innovating on communications service offerings and enhancing integrated offerings. It rigorously controlled customer acquisition cost, and actively addressed unprofitable and low-value products and channels, striving to safeguard corporate value. It also actively promoted new informatisation applications to drive high-quality development.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of September 2020 were based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 21 October 2020

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Fushen, Zhu Kebing and Fan Yunjun

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

2